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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 07 2015
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 AND ENDING 09/30/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buttonwood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way
(No. and Street)

Madison	Wisconsin	53717
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Bugg (608)827-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OB
12/7

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

AUDITED FINANCIAL STATEMENTS
Year Ended September 30, 2015

Table of Contents

	PAGE
SEC Form X-17A-5	1-2
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-11
Auditor Reconciliation of Net Capital	12
Schedule I: Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1	13
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment ad Payments (Form SIPC-7)	14
SIPC-7	15-16

OATH OR AFFIRMATION

I, Christopher Bugg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buttonwood Partners, Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELBY L. MULCAHY NOTARY PUBLIC STATE OF [illegible]

Notary Public

Expires 3.25.2018

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Buttonwood Partners, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. ("Company") as of September 30, 2015 and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Buttonwood Partners, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2015 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
November 25, 2015
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Financial Condition
September 30,2015

ASSETS

Assets		
Cash and Cash Equivalents	$	92,219
Commissions Receivable		115,493
Escrow with Clearing Broker		50,000
Unallowable Receivable		15,705
Property and Equipment, net of accumulated depreciation		39,684
Total Assets	$	313,101

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued Salary & Wages	$	109,212
Accounts Payable		15,508
Deferred Tax Liability		2,000
Total Liabilities	$	126,720
Stockholder's Equity		
Common Stock, $1 par value; 56,000 shares authorized, 1800 shares issued and outstanding	$	1,800
Additional Paid-In Capital		178,200
Retained Earnings	$	6,381
Total Stockholder's Equity	$	186,381
Total Liabilities and Stockholder's Equity	$	313,101

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Income
Year Ending September 30,2015

Income:		
Commissions	$	2,585,019
Investment Advisory Fees		360,605
Other Income		4,657
Total Income	$	2,950,281
Expenses:		
Employee Compensation and Benefits	$	2,277,403
Clearing Expenses		183,272
Rent and Occupancy		159,395
Quotation Services		29,678
Licenses and Regulatory Fees		34,827
Other		286,101
Total Operating Expenses	$	2,970,676
Net Loss	$	(20,395)

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending September 30,2015

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, September 30, 2014	$ 1,800	$ 178,200	$ 26,776	$ 206,776
Net Loss	---	---	(20,395)	(20,395)
Balance, September 30, 2015	$ 1,800	$ 178,200	$ 6,381	$ 186,381

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement Cash Flows
Year Ending September 30,2015

Cash Flows from operating activities:		
Net loss	$	(20,395)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		8,309
Loss on disposition of furniture and equipment		639
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(1,268)
Unallowable receivables		(4,037)
Accounts payable		(2,129)
Accrued salaries and benefits		(74,314)
Net Cash provided by operating activities		(93,195)
Cash Flows from investing activities		
Purchase of furniture, fixtures & Equipment		(11,270)
Decrease in cash and equivalents		(104,465)
Cash and equivalents, beginning of year		196,684
Cash and equivalents end of year	$	92,219

The accompanying notes to financial statements are an integral part of these statements.

Summary of Significant Accounting Policies

Business Activity

Buttonwood Partners, Inc. (the "Company") is a Wisconsin formed on March 7, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash

Cash includes a non-interest bearing checking account.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly in advance based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis in accordance with contractual arrangements.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The company expenses advertising costs as they are incurred. Advertising expenses for the year ended September 30, 2015 was $16,341.

Litigation:

The Company retained legal counsel throughout the year regarding a formal investigation being conducted by FINRA. As of November 25, 2015, FINRA has not disclosed the likely duration, or any fines, penalties or sanctions against the Company. It is management's opinion that the investigation will not have a material effect on the Company's financial statements.

Subsequent Events

Management has evaluated all subsequent events through November 25, 2015 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30th, 2015, the Company's net capital and required net capital were $132,992 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was .92 to 1.

Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended September 30, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit with NFS in the amount of $50,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Furniture and Equipment

Furniture and equipment consisted of the following at September 30th 2015:

Office equipment	$104,784
Furniture and fixtures	40,944
Artwork	9,798
	155,526
Less depreciation	(115,842)
	$ 39,684

Commitments

The Company leases its Madison, Wisconsin office space under an operating lease that expires April 30, 2020. Total rental expense incurred was $139,787 excluding the effects of any related expense reimbursements from Affiliates for the year ended September 30, 2015. The future minimum lease payments are as follows:

2016	$139,717
2017	$143,908
2018	$147,226
2019	$152,672
2020	$ 90,598
Total Commitments	$ 674,121

Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 25 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 6 percent of each eligible employee's compensation. The Company's contribution to the Plan totaled $37,981 for the year ended September 30, 2015.

Related-Party Activity

The Company provides non-broker related office expenses and employee services to RML Anderson Group, LLC and Sycamore Investment Consulting Services, LLC (collectively, the Affiliates), affiliated investment consulting firms. The Company received reimbursement for providing such services of $222,687 from the Affiliates for the fiscal year ended September 30, 2015. This amount is recorded as a reduction of other expenses in the statement of operations.

Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, NFS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management it is more likely than not that some pertain of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

The FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2015, management has determined that there are no material uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

For federal income tax purposes, the Company's loss of $20,395 during the current fiscal year will be included as a loss carryover from prior years. The Company's remaining state net operating loss carryover from September 30, 2015 is available to offset in ensuing years.

The provision for income taxes for the year ended September 30, 2015 is as follows:

Deferred	$ 2,000

The Company is no longer subject to U.S, federal or state tax return examinations for years before September 30, 2012 and September 30, 2011, respectively.

BUTTONWOOD PARTNERS, INC.
Madison, WI
September 30, 2015
Auditor Reconciliation of Net Capital

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Buttonwood Partners, Inc. and included in the Company's unaudited FOCUS report as of September 30, 2015.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Schedule I: Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
September 30,2015

Aggregate Indebtedness		
Accrued salaries and benefits	$	109,212
Accounts payable		13,008
Total Aggregate Indebtedness	$	122,220
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	8,148
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	186,381
Deductions:		
Furniture and equipment		(39,684)
Unallowable receivable		(15,705)
Total unallowable assets		(55,389)
Additions:		
Deferred tax liability		2,000
Net Capital		132,992
Net capital requirement (minimum)		50,000
Capital in excess of minimum requirement	$	82,992
Ration of aggregate indebtedness to net capital		.92 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Buttonwood Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Buttonwood Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholder of
Buttonwood Partners, Inc.
701 Deming Way
Madison, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Buttonwood Partners, Inc., (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursement] noting no differences);

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [sales reports] supporting the adjustments noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Milwaukee, WI
November 25, 2015

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042883 FINRA SEP
BUTTONWOOD PARTNERS INC
701 DEMING WAY STE 100
MADISON WI 53717-2916

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,308

B. Less payment made with SIPC-6 filed (exclude interest) (1,259)

3-31-15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,049

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,049

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,049

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BUTTONWOOD PARTNERS, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 29 day of October, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2014 and ending 9/30/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $2,950,281

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above ______

(2) Net loss from principal transactions in securities in trading accounts ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a ______

(5) Net loss from management of or participation in the underwriting or distribution of securities ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,806,033

(2) Revenues from commodity transactions ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 172,036

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 48,944

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ -0-

Enter the greater of line (i) or (ii) ______

Total deductions 2,027,013

2d. SIPC Net Operating Revenues $ 923,268

2e. General Assessment @ .0025 $ 2,308

(to page 1, line 2.A.)

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Buttonwood Partners, Inc.
Madison, WI

We have reviewed management's statements, included in the accompanying Exemption Report, in which Buttonwood Partners, Inc., (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
November 25, 2015
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Buttonwood Partners, Inc.

[redacted]

701 Deming Way • Suite 100 • Madison, WI 53717
p 608 827 6400 • f 608 827 6407 • 800.279 1776
www buttonwoodpartnersinc com

Buttonwood Partners, Inc.

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

September 30th, 2015

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5(d)(d):

- Buttonwood Partners, Inc. is a broker/dealer registered with the SEC and FINRA
- Buttonwood Partners, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30", 2015.
- Buttonwood Partners, Inc. is exempt from the provisions of Rule 15c.3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  ° The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Buttonwood Partners, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Buttonwood Partners, Inc. has not recorded any exceptions to the exemption for the fiscal year ended September 30", 2015.

The above statement is true and correct to the best of my and the Firm's knowledge.

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Christopher Bugg, President